Writer’s Direct Contact
703.760.7798
LBard@mofo.com
July 5, 2011
Via Edgar
Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sourcefire, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 001-33350
Dear Mr. Gilmore:
     This letter confirms an extension of time for Sourcefire, Inc. (the “Company”) to respond to the comments in your June 23, 2011 letter. The Company plans to submit its response the week of July 18, 2011.
     If you have any additional questions or require additional information, please do not hesitate to contact me at (703) 760-7798.

Sincerely,
/s/ Lawrence R. Bard

Lawrence R. Bard

cc:	Todd P. Headley, Sourcefire, Inc. Douglas W. McNitt, Sourcefire, Inc. Edmund D. Graff, Sourcefire, Inc.